Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

Edmonton, Alberta, August 5, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the quarter ended June 30, 2015.

Martin Ferron, President and Chief Executive Officer of the Company stated, “We are clearly in a deep cyclical downturn in the oil industry and so it is pleasing to have met our expectations for this quarter and to have generated broadly similar EBITDA for the first half of the year, as we did in the same period last year, before restructuring charges. It is also very positive that we have much improved our balance sheet and credit facility to stand us in good stead to weather this tough operating climate.”

Mr. Ferron also commented about the outlook for the rest of the year. “The second half of the year will be even more challenging, as although recurring mine services activity is reasonable, customers are cutting and deferring plans for seasonal construction work. We continue to pursue revenue diversification opportunities that fit our margin and risk expectations, but it is unlikely that the timing of these will benefit the rest of 2015. Therefore, we do not expect a seasonal pick up in EBITDA this year and although considerable uncertainty prevails, performance in the last two quarters may approximate that achieved in the first two. In this situation we will continue to manage our cost and financial resources tightly in order to further strengthen our financial position.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Quarter Ended June 30, 2015

•	Consolidated EBITDA of $8.1 million is down from $10.2 million for the quarter ended June 30, 2014.

•	Consolidated EBITDA margin of 12.6% is up from 8.8% for the quarter ended June 30, 2014.

•	In April 2015, NAEP purchased a total of $1.3 million par value of its 9.125% Series 1 Debentures, for cancellation. NAEP now has $57.5 million of its 9.125% Series 1 Debentures outstanding.

•
340,000 common shares and 311,195 common shares were purchased and subsequently cancelled in April and June 2015, respectively. This completed the Company’s previously announced U.S. share purchase program.

•	As at June 30, 2015, NAEP had a cash balance of $40.7 million.

Highlights of Events Post Second Quarter

•	On July 8, 2015 the Company signed a Sixth Amended and Restated Credit Agreement with the Company’s existing banking syndicate, which matures on September 30, 2018.

•
On July 8, 2015 the Company announced its decision to redeem $37.5 million principal amount of its Series 1 Debentures. Holders of record at the close of business on August 10, 2015 will have their Series 1 Debentures redeemed on a pro rata basis on August 14, 2015 for 101.52% of the principal amount, plus accrued and unpaid interest. The redemption will bring the Company’s outstanding principal amount of Series 1 Debentures to a balance of $20.0 million.

•	The Company today announced its intention to commence a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 voting common shares.

Consolidated Financial Highlights

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$64,405	$116,189	$(51,784)
Project costs	31,037	52,182	(21,145)
Equipment costs	20,717	44,383	(23,666)
Depreciation	8,081	10,342	(2,261)
Gross profit	$4,570	$9,282	$(4,712)
Gross profit margin	7.1%	8.0%	(0.9)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,052	7,914	(2,862)
Stock based compensation expense	116	2,263	(2,147)
Operating loss	(842)	(2,161)	1,319
Interest expense	2,555	3,000	(445)
Net loss	(4,144)	(4,096)	(48)
Net loss margin	(6.4)%	(3.5)%	(2.9)%
EBITDA(1)	7,755	8,772	(1,017)
Consolidated EBITDA(1)	8,088	10,196	(2,108)
Consolidated EBITDA margin	12.6%	8.8%	3.8%

Per share information
Net loss - basic & diluted	$(0.13)	$(0.12)	$(0.01)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA and Consolidated EBITDA follows below under “EBITDA and Consolidated EBITDA”.

Results for the Quarter Ended June 30, 2015

For the three months ended June 30, 2015, revenue was $64.4 million, down from $116.2 million in the same period last year.  The lower revenue in the current quarter was a result of the completion of mine development and mechanically stabilized earth ("MSE") wall construction activities at the Fort Hills mine and the suspension of mine development activities at the Joslyn mine in the latter half of last year, which could not be fully replaced by the award of an overburden removal project at the Steepbank mine, site development activity from a new project secured at the Kearl mine and haul road construction performed as part of the Company’s return to the Aurora mine. Also, contributing to the lower revenue in the quarter was the assumption of reimbursable equipment ownership and maintenance costs by the customer on the Horizon mine overburden removal contract, as anticipated due to the expiration of the long-term contract on June 30, 2015.

For the three months ended June 30, 2015, gross profit was $4.6 million, or 7.1% of revenue, down from $9.3 million, or 8.0% of revenue, in the same period last year. Normalizing the prior year gross profit to exclude the previously mentioned suspension of activity at the Joslyn mine and the lost profit contribution from the reimbursable equipment costs assumed by the customer at the Horizon mine, the Company generated gross profit that was equivalent to last year and gross profit margin that was 2.0% stronger than last year. This year's comparable results during spring break-up season benefitted from lower project costs with a reduction in equipment rental costs and lower sub-contractor costs.

For the three months ended June 30, 2015, equipment cost dropped by $23.7 million compared to the prior year. The lower costs included a significant reduction in operating lease expense in the current quarter ($0.1 million, down from $4.4 million in the same period last year). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract accounted for a significant portion of this reduction.

For the three months ended June 30, 2015, depreciation was $8.1 million, down from $10.3 million in the same period last year. Current quarter depreciation included a $0.8 million write-down of assets held for sale, compared to $1.9 million in write-downs in the prior year.

For the three months ended June 30, 2015, the Company recorded an operating loss of $0.8 million, an improvement from a $2.2 million operating loss recorded for the same period last year. G&A expense, excluding stock-based compensation, was $5.1 million for the quarter, down from $7.9 million for the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months.

Stock-based compensation expense decreased $2.1 million compared to the prior year, primarily as a result of the decrease in the share price during the quarter and its effect on the liability classified stock-based compensation cost.

For the three months ended June 30, 2015, the Company recorded a $4.1 million net loss (basic and diluted loss per share of $0.13), equivalent to the $4.1 million net loss (basic and diluted loss per share of $0.12) recorded for the same period last year. Net income tax expense in the current period is higher than the previous year's net income tax benefit as a result of an increase in the statutory tax rate and the reversal of temporary timing differences in the current period.  The higher basic and diluted loss per share in the current period is a result of the reduction in issued and outstanding common shares (33,682,801 outstanding voting common shares as at June 30, 2015 compared to 35,305,236 outstanding voting common shares as at June 30, 2014).

Outlook

Several previous deep cyclical downturns in the oil industry have had fairly swift ‘v’ shaped recoveries. The Company is not certain that the same will necessarily be the case in this downturn. Although this downturn started abruptly, from the outset it has appeared that the downturn may persist for an extended period. Recent wide fluctuations in the oil price appear to indicate that the industry will experience a multi ‘w’ shaped recovery over an extended period. Industry estimates of how long the extended period will last vary widely, from six months to several years.

The Company experienced a dramatic change in the political landscape of Alberta, where the newly elected government has already announced an increase in provincial corporate tax and an intention to review royalties paid by Alberta’s oil and gas industry. This has layered on additional uncertainty to an already very uncertain situation for the Company’s customers and caused them to further pause in their consideration of spending plans.

The Company expects its oil sands customers to continue to grow their production in the second half in order to dilute operating costs per barrel. While it is unlikely that there will be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. The Company’s continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand the Company in good stead to benefit from this likely trend.

For the rest of 2015, the Company must temper its outlook in the expected extended low oil price environment. It is usual for customers to pause or freeze spending at the start of downturns. This time that pause is also extended for seasonal construction work that has some degree of timing and volume discretion to it. Deferrals and cancellations appear to be the order of the day for some new construction work that the Company anticipated to address this summer. Therefore, the Company’s efforts will be focused on reasonable levels of recurring mine services work; the construction project won at Kearl last year; and some smaller projects recently won elsewhere. Thus, the Company may not get a seasonal pick up in EBITDA this year and although considerable uncertainty prevails, the Company’s second half EBITDA performance may approximate that achieved in the first half.

Outside of the oil sands, NAEP is pleased to be working on a bid for the main civil package at the Site C hydroelectric dam project in northeastern British Columbia.  The Company is also looking at other revenue diversification opportunities in Western Canada, outside of the oil sands, which include large roadbuilding and infrastructure projects and the potential of one or two liquefied natural gas (“LNG”) projects launching over the medium term. The Company has already assisted with feasibility studies, budgetary estimates and pre-engineering for some of these LNG opportunities and anticipate an initial site access earthworks project being released for tender in the coming year.

The Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger balance sheet and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing it to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.

In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company’s clear objective for 2015 is to demonstrate resilience of free cash flow in a very challenging operating environment.

Normal Course Issuer Bid in Canada

The Company today announced that it intends to commence a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”), to purchase up to 532,520 voting common shares in the capital of the Company (the “NCIB”). Under the NCIB, the Company has received the approval of the TSX to purchase these voting common shares which represents 2.3% of the public float (as defined in the TSX Company Manual).   Under the Company’s previously announced U.S. share purchase program the Company has purchased an aggregate of 1,771,195  voting common shares primarily through the facilities of the New York Stock Exchange at a volume weighted average price of US $2.91 per share. The Company has completed its purchases under the U.S. share purchase program and it has not purchased any other shares in the preceding 12-month period.  Accordingly, as at July 31, 2015, the Company had 33,682,801 voting common shares issued and outstanding. Those shares, when combined with the shares to be purchased under the NCIB, would represent approximately 6.8% of the issued and outstanding voting common shares, and 10% of the public float, as of July 31, 2015.

The Company believes that the current market price of its shares does not fully reflect their underlying value. In the Company’s view, a repurchase of shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. It would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

The NCIB will commence on or about August 10, 2015 and will terminate no later than December 17, 2015. All purchases of shares on the TSX will be made in compliance with the TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding August 1, 2015 is 45,935 voting common shares.    In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 11,483 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.

 The Company will enter into an agreement with a broker to establish an automatic share purchase plan (the “Plan”) in respect of the NCIB. The Plan will be established to provide standard instructions regarding how the Company’s voting common shares are to be purchased under the program, subject to pre-established parameters. Concurrent with the establishment of the Plan, the Company will confirm to the broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that the Company is neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, the Company will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, the Company will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended June 30, 2015 tomorrow, Thursday, August 6th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through September 6, 2015, by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13615524

The live and archived webcast can be accessed at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174213

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", "Piling Business EBITDA" and "Total Debt".

EBITDA and Consolidated EBITDA

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

The Company believes that EBITDA is a meaningful measure of the performance of the business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of the business. The Company reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s Credit Facility requires the Company to maintain both a fixed charge ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from Continuing Operations, and also identifies limits to the annual capital spend and equipment financed through capital leases. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Credit Facility. In addition, the Credit Facility's applicable pricing margin depends on the Total Debt to trailing 12-month Consolidated EBITDA from continuing operations ratio.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in related industries. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2015	2014
Net loss	$(4,144)	$(4,096)
Adjustments:
Interest expense	2,555	3,000
Income tax expense (benefit)	762	(1,384)
Depreciation	8,081	10,342
Amortization of intangible assets	501	910
EBITDA	7,755	8,772
Adjustments:
(Gain) loss on disposal of plant and equipment	(38)	438
Gain on disposal of assets held for sale	(219)	(82)
Equity classified stock-based compensation expense	584	764
Loss on debt extinguishment	6	304
Consolidated EBITDA	$8,088	$10,196

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”,  “continue”, “further” or similar expressions.  Forward looking statements include the expectation that the Company’s improved balance sheet and credit facility will stand it in good stead to weather the tough operating climate; the belief that the Company’s clients will continue to grow their production in the second half in order to dilute operating costs per barrel; the expectation that over the medium to long term the Company’s customers’ drive for increased production should lead to greater volumes of recurring mine services for the Company; the expectation not to have a seasonal pick up in EBITDA this year and the Company’s expectation that, although considerable uncertainty prevails, second half EBITDA performance may approximate that achieved in the first half; the Company’s anticipation of an initial site access earthworks project being released for tender in the coming year; and the belief that the Company will be able to lower its cost of debt, improve its balance sheet and improve its cost structure and that the same will allow the Company to remain competitive in pricing its services and to take advantage of organic growth and acquisition opportunities if they arise.  The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s MD&A for the quarter ended June 30, 2015 and the Company’s annual MD&A for the year ended December 31, 2014. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca